                                                                    Exhibit 20.1


RMI.NET ACQUIRES INTERNET OPERATIONS OF FUTUREONE; DOUBLES PRESENCE IN SOUTHWESTERN U.S. MARKET

Acquired Company Provides Dialup, Dedicated and Web Hosting Services in
Arizona

DENVER, Nov. 23 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national e-business and convergent communications company, announced today it has purchased certain Internet customer base and equipment from Networld.com, Inc., a wholly owned subsidiary of Phoenix-based FutureOne, Inc. (OTC Bulletin Board: FUTO), for approximately $2.75 million. Annualized revenue run rates for the acquisition are expected to be $1.6 million.

(Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

FutureOne provides Internet services to approximately 7,500 customers in Arizona. The acquisition expands RMI.NET's presence in the southwestern U.S. and makes RMI.NET the largest independent provider of Internet services in the Arizona market.

"This acquisition is in keeping with our strategic expansion plans because we have added assets that immediately provide us with positive cash flow, and augment an existing area of our national operations," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "This acquisition also provides us with the opportunity to sell additional products and services to new customers in this regional market."

RMI.NET focuses on providing small and medium-sized businesses with e-commerce applications, including streaming video; web solutions, including design, hosting and marketing; and high-speed Internet access, including Digital Subscriber Line (DSL) service. RMI.NET also provides high-speed Internet access and other services to consumers.

The FutureOne assets acquired by RMI.NET include dialup, dedicated and web hosting customers in Arizona, including Phoenix, Prescott, Flagstaff, Lake Havasu and Tucson. The assets include eight "points of presence" (POPs) in Arizona. Combined with existing RMI.NET operations in the region, RMI.NET customers will benefit from greater bandwidth capabilities, and increased technical support and infrastructure for Internet services.

The acquisition of the Internet assets of FutureOne is RMI.NET's third acquisition in Arizona. In November 1998, RMI.NET acquired InternetNow!, an award-winning Internet service provider (ISP) based in Phoenix. In July 1999, it acquired ACES Research, Inc., a high-end, dedicated access ISP based in Tucson. With the acquisition of Networld.com, RMI.NET has added 20 companies to its operations since June 1998.

About RMI.NET

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on e-commerce and convergent communications. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including Digital Subscriber Line (DSL). RMI.NET has an annualized revenue run rate of $45 million and more than 99,000 nationwide customers. The company wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

SOURCE: RMI.NET, Inc.

/CONTACT: Mark Stutz, Manager, Media Relations, 303-313-0672, mark.stutz@corp.rmi.net, or Steven P. Eschbach, CFA, Vice President, Investor Relations, 303-308-2272, steve.eschbach@corp.rmi.net, both of RMI.NET, Inc./